Exhibit 99.1

VEON announces the withdrawal of its offer to acquire the assets of GTH in Pakistan and Bangladesh

Amsterdam, 11 October 2018 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON) (VEON) has terminated its offer to acquire the assets of Global Telecom Holding S.A.E (“GTH”) in Pakistan and Bangladesh.

VEON has terminated its offer in light of recent events surrounding the Pakistani Rupee and the reaction to the offer by GTH minority shareholders, which suggests that approval would not have been forthcoming.

VEON will continue to explore options to address its strategic relationship with GTH and its minority shareholders.

ABOUT VEON

VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: http://www.veon.com

DISCLAIMER

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding the ability to successfully execute operating model and development plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain, or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

CONTACT INFORMATION

VEON Investor Relations Richard James ir@veon.com Tel: +31 20 79 77 200	Corporate Communications Kieran Toohey pr@veon.com Tel: +31 20 79 77 200